Exhibit 21.1
Subsidiaries of Cardtronics plc
Subsidiaries are not shown in the list below if, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

Entity	Jurisdiction of Organization
Cardtronics Australasia Pty Ltd	Australia
Cardtronics Canada ATM Processing Partnership	Canada
Cardtronics Canada Holdings Inc.	Canada
Cardtronics Canada Limited Partnership	Canada
ATM National, LLC	Delaware
Cardtronics Holdings, LLC	Delaware
Cardtronics USA, Inc.	Delaware
Cardtronics, Inc.	Delaware
CATM Holdings, LLC	Delaware
Cardpoint GmbH	Germany
Spark ATM Systems Proprietary Limited	South Africa
Cardpoint Limited	United Kingdom
Cardtronics Holdings Limited	United Kingdom
Cardtronics UK Limited	United Kingdom
CATM Europe Holdings Limited	United Kingdom
CATM Australasia Holdings Limited	United Kingdom
CATM North America Holdings Limited	United Kingdom
Sunwin Services Group (2010) Limited	United Kingdom